Network 1 Financial Securities, Inc.

The Galleria, Penthouse

2 Bridge Avenue, Building 2

Red Bank, New Jersey 07701

August 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell
Asia Timmons-Pierce

Re:	Applied UV, Inc.

Registration Statement on Form S-1, as amended

File No. 333-239892

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Applied UV, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on Friday, August 28, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Carmel, Milazzo & Feil LLP, may orally request via telephone call that such Registration Statement be declared effective.

We, the undersigned, as representatives of the several underwriters, including Dawson James Securities, Inc., the Co-Underwriter, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. In making this acceleration request, the undersigned acknowledges that it is aware of its responsibilities under the Act.

Pursuant to Rule 460 of the General Rules and Regulations of the Act, we wish to advise you that, through the date of this request, approximately 900 copies of the Company’s Preliminary Prospectus were distributed to potential investors.

We also respectfully request that a copy of the written order from the Securities and Exchange Commission, verifying the effective time and date of the Registration Statement, be sent to our counsel, Gordon Rees Scully Mansukhani, Attention: Lawrence Cohen, by e-mail at lcohen@grsm.com.

If you have any questions regarding this request, please contact Lawrence Cohen of Gordon Rees Scully Mansukhani, at (602) 794-2485.

Very Truly Yours,

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director

cc:	Lawrence Cohen, Gordon Rees Scully Mansukhani Jeffrey Wofford, Carmel, Milazzo & Feil LLP R. Douglas Armstrong, Chief Business Officer, Dawson James Securities, Inc.